

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2011

Via Email
John P. McBride
President and Chief Executive Officer
West End Indiana Bancshares, Inc.
34 South 7th Street
Richmond, IN 47374

Re: **West End Indiana Bancshares, Inc.**
Amendment No. 2 to Registration Statement on Form S-1
Filed October 21, 2011
File No. 333-175509

Dear Mr. McBride:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed October 21, 2011

General

1. We note that pre-effective amendment no. 2 does not include the prospectus registering the offer and sale of the participation interests of the West End Bank, S.B. 401(k) plan. Please include the prospectus in future amendments.

Exhibit 8.1

2. We note the last sentence of the first paragraph on page 2. Counsel may not disclaim an obligation to update or supplement its opinion. Please arrange for counsel to revise accordingly.

Exhibit 8.2

3. Please arrange for BKD to revise its opinion in a manner consistent with comment 2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Bill Schroeder, Staff Accountant, at (202) 551-3294 or Dave Irving, Staff Accountant, at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact David Lyon, Financial Analyst, at (202) 551-3421 or me at (202) 551-3583 with any other questions.

Sincerely,

/s/ Matt S. McNair

Matt S. McNair
Attorney-Adviser

cc: Kip Weissman, Esq.
        Steven T. Lanter, Esq.
            Luse Gorman Pomerenk & Schick, P.C.